SO 12/1/03



SECUR 03052779 MISSION
Washington, D.C. 20549


RECEIVED
DEC - 1 2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Basic Investors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Broadhollow Rd Suite 306
(No. and Street)

Melville N.Y. 11747
(City) (State) (Zip Code)

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Belz (631) - 630-2770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roger S Graff, CPA
(Name – *if individual, state last, first, middle name*)

27 Concord Road Port Washington N.Y. 11050
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Belz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basic Investors Inc, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

Bethann Cohen
Notary Public State of N.Y.
No. 01CO6026710
Qualified in Suffolk County
Commission Expires 6-21-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIC INVESTORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

BASIC INVESTORS INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

TABLE OF CONTENTS **PAGE**

ROGER S GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON NY 11050

516-944-8558

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of
BASIC INVESTORS, INC.
510 Broadhollow Road, Ste 306
Melville NY 11747

I have audited the accompanying statement of financial condition of Basic Investors, Inc. as of September 30, 2003, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these fiancial statements based on my audit.

I conducted my audit in accordanace with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basic for my opinion.

In my opinion, the Financial Statements, refered to above, present fairly, in all material respects, the financial position of Basic Investors, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for purpose of forming an opinion on the basic Financial Statements, taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additionl analysis and not a required part of the basic Financial Statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements and, in my opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,



ROGER S. GRAFF
Certified Public Accountant

New York, NY
November 24, 2003

BASIC INVESTORS INC.

Statement of Financial Condition
September 30, 2003

ASSETS

Cash in bank	$ 57,507
Due from clearing broker	294,400
Securities at market value	351,587
Loans to employees	30,324
Secrity deposit, lease	22,590
Property and Equipment, net of depreciation	36,388
Commissions receivable	317,259
Other assets	685
TOTAL ASSETS	$ 1,110,740

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities

Subordinated Loans, Note 1	$ 290,000
:	
Current Liabilities	
Loans Payable	215,000
Accrued expenses and taxes payable	90,263
Commissions payable	209,800
Securities sold not yet purchased	110,248
TOTAL LIABILITIES	$ 915,311

Stockholders Equity

Capital Stock	
Class A Voting, without par value	
Authorized: 400 shares	
Issued and outstanding: 198 shares	$ 1,000
Class B, , Authorized 180 shares	
Additional Paid-In Capital	305,000
Retained earnings	(17,411)
Less Stock held in treasury	(93,160)
TOTAL STOCKHOLDERS EQUITY	$ 195,429
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,110,740

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Statement of Income Loss
Year Ended September 30, 2003

REVENUES:		
Commission		$2,241,120
Interest and Dividends		2,343
Trading Profit (Loss)		79,165
Mutual Funds		105,747
Consulting		122,154
Service Charge		266,243
	TOTAL REVENUES	$ 2,816,772
EXPENSES:		
Advertising		419
Clearing expenses		205,021
Commissions		1,817,534
Depreciation		18,812
Insurance		76,759
Office Expense		15,523
Professional Expense		9,213
Employees Salaries & benefits		151,391
Payroll Taxes		70,874
Quotes		62,377
Registration		40,583
Rent		59,240
Communications		35,217
Selling and Entertainment Expense		8,245
Travel		43,018
Miscellaneous		38,335
Interest		34,520
Bad Debts Written Off		18,500
	TOTAL EXPENSES	$ 2,705,581
Net Income Before Taxes		111,191
Provision for Taxes		(380)
NET INCOME FOR THE YEAR		$ 110,811

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Treasury Stock	**Common Stock**	**Additional Paid-In** Capital	**Retained Earnings**	**Total**
Balances October 1, 2002	(93,160)	$1,000	$305,000	$ (128,222)	$ 84,618
Net Income				110,811	110,811
Balances, September 30, 2003	(93,160)	$1,000	$305,000	(17,411)	$195,429

The accompanying notes are an integral part of this statement

BASIC INVESTORS, INC.

Statement of Cash Flows
For the Year Ended September 30, 2003

Cash Flows from Operating Activities:	
Net Income	$110,811
Add: Activities not involving cash (depreciation)	18,812
	129,623
(Increase) Decrease in Operating Assets:	
Due from clearing broker	(277,949)
Loans to Employees	19,176
Securities at market Value	(218,252)
Other Assets	(198)
Accrued Expenses	75,890
Commissions Payable	100,235
Purchase of Equipment	(3,151)
Securities sold not yet purchased	104,548
Commissions receivable	(136,104)
Net Cash used provided by Operating Activities	(206,182)
Cash flows from financing activities:	
Proceeds from issuance of subordinated loans	$ 35,000
Payments of Subordinated Loans	(75,000)
Proceeds from issuance of loans payable	215,000
Net cash provided by financing activies	175,000
Decrease in Cash	(31,182)
Cash in Bank at Beginning of Period	88,689
Cash in Bank at End of Period	$ 57,507
Supplemental Cash Flow Disclosures	
Interest Payments	$34,520

The accompany notes are an integral part of this statement.

BASIC INVESTORS, INC.

Statement of Changes in Subordinated Loans
For the Year Ended September 30, 2003

Balance at Beginning of Period	$330,000
Add: Loans taken during the Period	35,000
Less: Loans matured during the Period	(75,000)
Balance at End of Period	**$290,000**
	======

The accompanying notes are an integral part of this statement.

BASIC INVESTORS,INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2003

Note 1: Significant Accounting Policies

a. Nature of Business

Basic Investors, Inc. (the Company) is a New York State Corporation conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

b. Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a settlement date basis. Trades occuring in September and clearing in October, and related commissions and expenses, would make no material change in the position.

c. Income Taxes

The Company provides for income taxes in accordance with the provisions of Statementof Financial Standards 109 ("SFAS NO 109") Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. As of September 30, 2003, the $135,800 is available to reduce future federal and state taxable income. The net operating carryforwards are scheduled to expire through the Year 2015 and, at the current tax rate, would offset approximately $37,000 in tax liability. Since any future income is uncertain, the Company has made no provision in the Financial Statements for such deferred asset.

Note 2: Capital Ratio

The capital ratio was 162.8% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Company's net capital requirement, under S.E.C. Rule 15c3-1, was $100,000. The net capital as computed was $316,188, leaving capital in excess of requirements in the amountof $216,188.

BASIC INVESTORS INC.

Notes to Financial Statements
Year Ended September 30, 2003

Note 3: Lease

The Company has a five year and one month lease, expiring July 31, 2005, and a monthly rental of $5,350.
Future minimum rental payments required as of September 30, 2003 over the term of the lease amount to approximately $122,890.

Note 4: Financial Instrument with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company's transacations are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearaance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual oblilgations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers ability to satisfy their obligations to the Company and the Company's ability to liquidate the collaterial at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basics, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5: Capital Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2003 were as follows:

Common Stock Class A, voting, without par value: authorized 400 shares, issued and outstanding 198.

Common Stock Class B, non-voting, without par value: authorized 180 shares, none issued.

Note 6: Subordinated Loans

The Company has the following subordinated loans in effect:

Name	Maturity	Amount
Richard Belz	6/30/05	$35,000
Thomas Laundrie	6/30/05	$35,000
Gary Purcell	6/30/05	$35,000
Sharon Goldaber	12/31/03	$25,000
Sharon Kletzkin	10/31/03	$10,000
Muller Family. Ltd	09/15/05	$50,000
Mike Alter	12/15/04	$50,000
Seven Parlitsis	12/15/04	$50,000

Note 7: The Company has two outstanding demand notes of $100,000 each, interest at 5%, no maturity date.

Note 8: Securities owned and sold not yet purchased:

Marketable securities owned and sold not yet puchased, consist of trading securities at market values as follows:

Common stock:	Owned	Not Yet Purchased
	$351,587	$110,248

Note 9: The Company maintains a 401K Pension Plan for its employees. The plan is open to all employees who are 21 years old, or older and have at least six months of employment. Matching contributions are made at the discretion of management. At the present time, the Company is not making matching contributions.

Note10: Legal Matters

In the opinion of Company's counsel, there are no pending litigations at the due date of this report.

A copy of the Company's Statement of Financial Condition, as of September 30, 2002 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and exchage Commission.

BASIC INVESTORS, INC.

Computation of Net Capital Under S.E.C. Rule 15c3-1

September 30, 2003

NET CAPITAL COMPUTATION:

Total Stockholders' Equity	$195,429
Add: Subordinated loans	290,000
TOTAL	$485,429
Subtract:	
Non-allowable assets	$ 89,987
Hiarcuts on Securities	79,254
TOTAL	$169,241
NET CAPITAL	$316,188
LESS: Minimum Net Capital Requirements: Greater of 6 2/3% of Aggregate Indebtedness or, 100,000	$100,000
EXCESS NET CAPITAL	**$216,188**

Capital Ratio (Maximum allowance 1500%)

Aggregate Indebtedness:	$515,063	= 162.8%
Divided by: Net Capital	$316,188	

Aggregate Indebtedness	
Accrued Expenses	$ 90,263
Loans Payable	215,000
Commissons Payable	209,800
TOTAL	**$515,063**

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Reconciliation of Net Capital with Focus Report
September 30, 2003

Net Capital per company's unaudited X-17A-5 Part IIA filing (Focus Report)		$319,052
Deduct:		
Audit Adjustments	$ 2,701	
Haircuts on Securities	163	
	$ 2,864	
Net Capital per audit report Pursuant to Rule 17a-5(d)		$316,188

The accompanying notes are an integral part of this statement.

ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, NY 11050

516-944-8558

To the Officers and Directors of
BASIC INVESTORS, INC.
510 Broadhollow Road, Suite 306
Melville New York 11747

Gentlemen:

In planning and performing my audit of the financial statements of Basic Investors, Inc. for the year ended September 30, 2003, I considered its internal control structure, including procedures for safeguarding securities, in orde to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1d) and (2) fo the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Basic Investors, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii); (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgemens by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Conmpany has responsibility are safeguarded against loss from unauthorized use or disposition and that transactiosn are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changed in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



Roger S. Graff
Certified Public Accountant
(New York)

New York, NY
November 24, 2003